April 4, 2017

Via EDGAR

Susan Block

Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, DC 20549

Re:   Azul S.A.

         Registration Statement on Form F-1 (File No. 333-215908)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Azul S.A., a sociedade por ações organized under the laws of the Federative Republic of Brazil (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-215908) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective at 9:00 AM, Eastern Time, on April 6, 2017, or as soon as practicable thereafter.

Very truly yours,
Azul S.A.

By:	/S/ JOANNA CAMET PORTELLA
Name:	Joanna Camet Portella
Title:	General Counsel and Attorney-in-Fact